Securities and Exchange Commission
Washington, D.C. 20549

Schedule 13G
(Rule 13d-102)

Information to be Included in Statements Filed Pursuant
to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed
Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

Fiverr International Ltd.
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

M4R82T106
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐          Rule 13d-1(b)
☐          Rule 13d-1(c)
☒          Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M4R82T106	Schedule 13G	Page 2 of 5

1	NAMES OF REPORTING PERSONS
Micha Kaufman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,543,853

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
2,543,853

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,543,853

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. M4R82T106	Schedule 13G	Page 3 of 5

ITEM 1.	(a)	Name of Issuer: Fiverr International Ltd. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices: 8 Eliezer Kaplan St, Tel Aviv 6473409, Israel.

ITEM 2.	(a)	Name of Issuer: Micha Kaufman is hereinafter referred to as the “Reporting Person.”

(b)	Address or Principal Business Office: The business address of the Reporting Person is C/O Fiverr International Ltd. 8 Eliezer Kaplan St, Tel Aviv 6473409, Israel.

(c)	Citizenship of each Reporting Person is: The Reporting Person is a citizen of Israel.

(d)	Title of Class of Securities: Ordinary Shares, no par value (“Ordinary Shares”).

(e)	CUSIP Number: M4R82T106

ITEM 3.

Not applicable.

CUSIP No. M4R82T106	Schedule 13G	Page 4 of 5

ITEM 4.	Ownership.

The ownership information below represents beneficial ownership of Ordinary Shares of the Issuer as of December 31, 2022, based upon 37,537,563 Ordinary Shares outstanding as of December 31, 2022, as provided by the Issuer.

(a)-(c)

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Micha Kaufman	2,543,853	6.6%	2,543,853	0	2,543,853	0

The Reporting Person has the sole power to vote and dispose of 2,543,853 Ordinary Shares, including 729,393 shares that the Reporting Person has the right to acquire within 60 days of December 31, 2022, pursuant to the exercise of share options.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. M4R82T106	Schedule 13G	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      February 10, 2023

/s/ Micha Kaufman Micha Kaufman